8-40981

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08028621

SEC FILE NUMBER
[redacted]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dahlman Rose & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

142 West 57th Street, 18th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnie Kaufman, CFO — (212) 920-2990
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, Arnie Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Dahlman Rose & Company, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

KYIA SUMMEY
Notary Public, State of New York
No. 01SU6174036
Qualified in New York County
Commission Expires Sept. 10, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Dahlman Rose and Company, LLC

We have audited the accompanying statement of financial condition of Dahlman Rose and Company, LLC (the "Company") as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 26, 2008

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash & cash equivalents	$ 2,727,021
Restricted cash	689,440
Due from clearing brokers	6,509,586
Security deposit with clearing brokers	260,000
Securities owned - marketable, at market value	8,880,547
Underwriting fees receivable	3,791,519
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $317,735)	884,944
Prepaid expenses	350,852
Other assets	60,600
Goodwill	75,000
TOTAL ASSETS	**$ 24,229,509**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 4,660,968
Securities sold not yet purchased, at market value	82,028
Income taxes payable	344,679
Deferred rent	382,585
TOTAL LIABILITIES	**5,470,260**
MEMBERS' CAPITAL	**18,759,249**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 24,229,509**

See notes to statement of financial condition.

DAHLMAN ROSE AND COMPANY, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION AND NATURE OF BUSINESS

Dahlman Rose & Company, LLC (the "Company") is a Delaware limited liability company owned by DR BD Holdings, LLC and REDS Management, LLC and is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an introducing broker for which it earns commissions and enters into proprietary security transactions for its own account. All transactions for customers and proprietary trading are cleared through and carried by New York Stock Exchange and FINRA member firms on a fully disclosed basis. The Company also provides investment banking services and earns fees from underwriting and financial advisory services. The Company's headquarters are located in New York City, New York, with additional offices in Houston, Texas; San Francisco, California; New Orleans, Louisiana; and Boston, Massachusetts.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Securities Transactions

Purchases and sales of securities are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices.

Securities not readily marketable are valued at estimated fair value as determined by management. Because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for investments existed, and the differences could be material.

Furniture and Equipment

Furniture and equipment are stated at cost and are being depreciated on the straight-line method over the estimated useful lives of the assets of three to five years. Leasehold improvements are amortized over the estimated useful lives of the assets or the life of the lease, whichever is less.

Goodwill

Goodwill represents the excess of the cost of the business acquired over the fair market value of identifiable net assets at the date of acquisition. Goodwill is not amortized but is reviewed annually for impairment. If, based on these reviews, the related assets are found to be impaired, their carrying value will be adjusted through a charge to earnings.

Restricted Cash

In lieu of a rent security deposit on a New York City sub-lease, the Company maintains an irrevocable standby letter of credit in favor of its sub-landlord in the amount of $689,440 that is collateralized by a certificate of deposit in the same amount held at JP Morgan Chase Bank, N.A. Under the lease terms, effective December 1, 2006, the letter of credit must be maintained until the expiration of the sub-lease on July 30, 2012.

Foreign Currency Translations

Securities and cash denominated in foreign currencies are translated into U.S. dollars using the rates of exchange at the date of the statement of financial condition.

New accounting pronouncement

In July, 2006 the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of tax provisions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2007, and is to be applied to all open tax years as of the date of effectiveness. Management is currently evaluating the impact, if any, of applying the various provisions of FIN 48.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 requires use of a fair value hierarchy that prioritized the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The Company intends to adopt FAS 157 in the first quarter of 2008. Management expects that adoption of FAS 157 will not have a material effect on the Company's statement of financial condition since substantially all of its investments are marketable and have therefore been valued based upon quoted market prices in active markets (Level 1).

3. CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in bank accounts and money market funds, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

4. DUE FROM CLEARING BROKER

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing brokers, Pershing LLC and Goldman Sachs Execution & Clearing, L.P. ("GSEC"), pursuant to fully disclosed clearance agreements.

At December 31, 2007, the due from clearing broker reflected on the statement of financial condition is cash held by the clearing brokers. At December 31, 2007, securities owned at market value, which consisted of common stocks, warrants and options, are held by the clearing brokers.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, which maintains the customer accounts and clears such transactions.

For transactions in which the Company, through its clearing brokers, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing brokers monitor required margin levels daily, and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing brokers for losses that it may sustain from customer accounts introduced by the Company. The Company is required to maintain security deposits of $250,000 and $10,000 at Pershing LLC and GSEC, respectively, or such other amount that the clearing brokers may require at a future date. At December 31, 2007, there were no amounts to be indemnified to the clearing brokers for these transactions.

5. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold Not Yet Purchased
Equity Securities (Stocks, Warrants and Options)	$8,880,547	$82,028

6. UNDERWRITING FEES RECEIVABLE

Underwriting fees receivable consist primarily of $3,791,519 of fees and reimbursements from five transactions that occurred during the fourth quarter of 2007.

7. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the financial instruments recognized in the statement of financial condition (including receivables and payables) approximate their carrying value, as such financial instruments are short-term in nature.

8. INCOME TAXES

The Company, as a limited liability company, has elected to be taxed as a partnership and therefore is not subject to Federal and state income taxes. The members of the Company report their share of the Company's taxable income or loss on the members' income tax returns. The Company is required to pay New York City unincorporated business tax.

9. PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan that is available to all employees.

10. COMMITMENTS

Leases

The Company leases office space under operating leases for varying periods through July 2012. The leases contain provisions for minimum rent plus escalation expenses.

Future minimum lease payments for all noncancellable leases with initial terms of one year or more as of December 31, 2007 are as follows:

Years Ending December 31,	
2008	$1,218,238
2009	1,142,829
2010	1,012,065
2011	975,550
2012	569,071
	$4,917,753

11. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and computes its net capital based on the aggregate indebtedness method. As a broker/dealer engaged in market making activities, the Rule requires the company to maintain minimum net capital equal to the greater of $223,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2007, the Company had net qualifying capital of $11,927,155 which was $11,567,940 in excess of its required net capital of $359,215. The Company's ratio of aggregate indebtedness to net capital was .45 to 1.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under subparagraph k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

12. SUBSEQUENT EVENT

Subsequent to December 31, 2007, the members withdrew approximately $2,515,000 in capital.

END